UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

Commission file number 333-236022

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

BANCPLUS CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BANCPLUS CORPORATION
1068 Highland Colony Parkway
Ridgeland, MS 39157

BancPlus Corporation
Employee Stock Ownership Plan
with 401(k) Provisions
December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
BancPlus Corporation Employee Stock Ownership Plan With 401(k) Provisions
Ridgeland, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of BancPlus Corporation Employee Stock Ownership Plan With 401(k) Provisions (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at Year End) as of December 31, 2020 and Schedule of Reportable Transactions for the year ended December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at Year End) and Schedule of Reportable Transactions are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

We have served as the Plan’s auditor since 2008

/s/ BKD, LLP

San Antonio, Texas
June 23, 2021

BancPlus Corporation
Employee Stock Ownership Plan
with 401(k) Provisions
Statement of Net Assets Available for Benefits
December 31, 2020

	Allocated	Unallocated	Total
Assets
Cash	$140,000	$—	$140,000
Investments, at Fair Value
Money market account	1,807,152	—	1,807,152
Mutual funds	35,041,998	—	35,041,998
Common collective trusts	5,394,915		5,394,915
BancPlus Corporation common stock	74,278,419	2,568,855	76,847,274
Total investments	116,522,484	2,568,855	119,091,339
Receivables
Notes receivable from participants	686,102	—	686,102
Participant contributions receivable	99,444	—	99,444
Other receivables	1,040	—	1,040
	786,586	—	786,586
Total assets	117,449,070	2,568,855	120,017,925

Liabilities
Short term note payable	—	360,000	360,000
Notes payable	—	2,290,534	2,290,534
Total liabilities	—	2,650,534	2,650,534

Net Assets Available for Benefits	$117,449,070	$(81,679)	$117,367,391

The accompanying notes are an integral part to these financial statements.

BancPlus Corporation
Employee Stock Ownership Plan
with 401(k) Provisions
Statement of Net Assets Available for Benefits
December 31, 2019

	Allocated	Unallocated	Total
Assets
Investments, at Fair Value
Money market account	$450,714	$—	$450,714
Mutual funds	28,850,537	—	28,850,537
Common collective trusts	3,199,900		3,199,900
BancPlus Corporation common stock	79,308,392	4,617,171	83,925,563
Total investments	111,809,543	4,617,171	116,426,714
Receivables
Notes receivable from participants	707,476	—	707,476
Other receivables	79	—	79
	707,555	—	707,555
Total assets	112,517,098	4,617,171	117,134,269

Liabilities
Short term note payable	—	1,016,000	1,016,000
Notes payable	—	3,460,208	3,460,208
Total liabilities	—	4,476,208	4,476,208

Net Assets Available for Benefits	$112,517,098	$140,963	$112,658,061

The accompanying notes are an integral part to these financial statements.

BancPlus Corporation
Employee Stock Ownership Plan
with 401(k) Provisions
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2020

	Allocated	Unallocated	Total
Additions
Contributions
Employer	$2,115,608	$1,193,666	$3,309,274
Participant salary deferrals	3,664,222	—	3,664,222
Participant rollovers	4,258,107	—	4,258,107
Release of 28,802 shares of common stock of BancPlus Corporation at fair value for allocation	1,476,103	—	1,476,103
Total contributions	11,514,040	1,193,666	12,707,706
Investment Income
Dividends on BancPlus Corporation common stock	1,923,194	85,281	2,008,475
Interest income	3,268	—	3,268
Interest income on notes receivable from participants	41,794	—	41,794
Net appreciation in fair value of mutual funds	5,148,824	—	5,148,824
Total investment income	7,117,080	85,281	7,202,361
Transfer related to unsecured advance	—	656,000	656,000
Total additions	18,631,120	1,934,947	20,566,067

Deductions
Benefits Paid Directly to Participants
Cash	2,744,793	—	2,744,793
Stock	488,268	—	488,268
Loans deemed distributed	17,214	—	17,214
Total benefits paid	3,250,275	—	3,250,275
Change in value of BancPlus Corporation common stock	9,731,567	572,213	10,303,780
Release of 28,802 shares of common stock of BancPlus Corporation at fair value	—	1,476,103	1,476,103
Interest expense	—	109,274	109,274
Administrative expense	61,305	—	61,305
Transfer related to unsecured advance	656,000	—	656,000
Total deductions	13,699,147	2,157,590	15,856,737

Net Increase (Decrease) in Net Assets	4,931,973	(222,643)	4,709,330

Net Assets Available for Benefits, Beginning of Year	112,517,098	140,963	112,658,061
Net Assets Available for Benefits, End of Year	$117,449,071	$(81,680)	$117,367,391

The accompanying notes are an integral part to these financial statements.

BancPlus Corporation
Employee Stock Ownership Plan
with 401(k) Provisions
Notes to the Financial Statements
December 31, 2020 and 2019

Note 1: Description of the Plan

The following description of the BancPlus Corporation (“BancPlus” or the “Company”) Employee Stock Ownership Plan with 401(k) Provisions (the “Plan”) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Company established the Plan effective as of January 1, 1956. The Plan operates as a defined contribution plan, is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the “Code”) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. BankPlus (the “Bank”), a wholly-owned subsidiary of the Company, is the Trustee of the Plan. The Company is the Plan Sponsor and Administrator. The Plan’s recordkeeping is performed by the Bank and by EPIC Retirement Plan Services. The Bank also performs custodial functions for the Plan along with Mid-Atlantic Company.

The Plan purchased shares of the Company’s common stock using the proceeds of borrowings (see Note 5) and holds the stock in a trust established under the Plan. The borrowings are to be repaid over various terms by fully deductible employer contributions to the trust fund. As the Plan makes each payment of principal and interest, an appropriate percentage of common stock will be allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.

Unallocated and Allocated Shares

The borrowings are collateralized by the unallocated shares of common stock. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the Statements of Net Assets Available for Benefits of the Plan at December 31, 2020 and 2019 present separately the assets and liabilities and the Statement of Changes in Net Assets Available for Benefits for the year 2020 presents separately the changes therein pertaining to:

a.the accounts of employees with vested rights in allocated stock (allocated)

b.stock not yet vested or allocated to employees (unallocated)

Participation

The Plan is a defined contribution plan covering all full-time employees of the Bank who have completed 1,000 hours of service for the Plan year and are age 21 or older.

Vesting

Participants are fully vested in their salary reduction and rollover contributions and the Bank’s matching and basic contributions. Participants vest in the Bank’s optional contributions and earnings thereon at a rate of 20% for each year of service greater than two years and become fully vested upon completing six years of service. Participants terminating due to normal retirement, death, or disability will be 100% vested.

Put Option

Under federal income tax regulations, the employer stock that is held by the Plan and its participants and is not readily tradable on an established market or is subject to trading limitations includes a put right. This put option is a right to demand that the Company buy, within 30 days of the exercise of the put option, any shares of its stock distributed to participants for which there is no market. The put price is representative of the current appraised value of the stock.

Payment of Benefits

Participants are entitled to benefits upon termination of service due to death, disability or retirement. In addition, participants who are 100% vested and have completed five years of service in the Plan may request in-service distributions. A participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or may elect to receive installment payments over a period of not more than the participant’s assumed life expectancy (or assumed life expectancies for the participant and beneficiary). Net assets available for benefits include amounts allocated to the accounts of terminated participants. These accounts had a total balance of $18,498,131 and $20,488,953 and a vested balance of $18,433,730 and $20,420,423 at December 31, 2020 and 2019, respectively.

Distributions relating to the Company’s stock may be made in shares of the Company’s common stock or in cash, at the discretion of the participants.

In April 2020, the Plan Sponsor (Company) implemented Coronavirus Aid, Relief, and Economic Security Act (CARES Act) provisions for coronavirus-related distributions (CRD). Through December 30, 2020, qualified participants are permitted to take a CRD of up to $100,000 from the Plan. Participants who take a CRD have the option to have the distribution taxed over a three-year period, with the ability to recontribute up to the full amount of the distribution within three years and not be subject to federal income tax as a result.

Voting Rights

Each participant in the Plan is entitled to direct the Trustee as to the manner in which voting rights on shares of the Company’s common stock, which are allocated to the common stock account of such participant, are to be exercised with respect to any corporate matter which involves the voting of such shares, including the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all assets of a trade or business, or such similar transaction. The Trustee is permitted to vote any share for which instructions have not been given by a participant.

Diversification

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company common stock into other investments. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account.

Contributions

The Bank makes (1) annual safe harbor matching contributions in the amount of 100% of the first 3% and 50% of the next 2% of the participant’s compensation contributed, and may make (2) discretionary matching contributions equal to a percentage of the participant’s contributions and/or (3) optional contributions to all eligible participants.

Participants may make (1) salary reduction contributions subject to Internal Revenue Service (“IRS”) and plan limits and (2) rollover contributions.

Participant Accounts

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers the option to invest in the Company’s common stock, various participant-directed investment allocation options and participant-directed investments in mutual funds.

Each participant’s account is credited with the participant’s contributions and with an allocation of (1) the Company’s contribution, (2) plan earnings and (3) forfeitures of terminated participants’ nonvested accounts. Allocations of basic and optional contributions and forfeitures are based on a participant’s compensation. Company matching contributions are allocated based on a participant’s salary reduction contributions.

Nonparticipant-directed investments are credited to individual participant accounts as of the last day of each plan year, with an allocation of shares of the Company’s common stock released by the Trustee from the unallocated account and forfeitures of terminated participants’ nonvested accounts. Only those participants who are eligible employees of the Company as of the last day of the plan year will receive an allocation. Allocations are based on a participant’s eligible compensation relative to total eligible compensation.

Forfeited Accounts

In 2020, $26,656 was forfeited and reallocated to participants.

Notes Receivable from Participants

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants. Participants may borrow from their accounts a minimum of $2,500 up to a maximum of $50,000, or 50% of their account balance, whichever is less. Loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined by the Plan Administrator. The term shall not exceed five years, except for the purchase or construction of a principal residence, and loans shall be made from the vested portion of a participant’s account.

Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon such termination of the Plan, the interest of each participant will be distributed to such participant or his or her beneficiary at the time prescribed by the plan terms and the Code. Upon termination of the Plan, the Administrative Committee, which is composed of individuals appointed by the board of directors, shall direct the Trustee to pay all liabilities and expenses and to sell shares of any financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay any outstanding loan.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting, with the exception of the payment of benefits, which is recognized as a reduction in the net assets available for benefits of the Plan as distributions are made to participants.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Quoted market prices, if available, are used to value investments. The Plan’s investment in company common stock is valued at estimated fair value, as determined by an annual independent appraisal, on December 31, 2020 and 2019. Mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Plan’s interest in common collective trust is valued at net asset value as provided by the issuer. Other marketable investments are stated at fair value based on closing quoted market prices on the last business day of the plan year.

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Dividends

Dividends paid on shares of the Company’s common stock can be used to fund payments on the Plan’s notes payable or can be credited to participant accounts based on the number of shares allocated to each account as of the dividend record date.

Notes Receivable from Participants

Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Allocations

The financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to: (a) the accounts of employees with rights in allocated stock (“allocated”) and (b) stock not yet allocated to employees (“unallocated”), including shares that are committed to be released. Shares are released from collateral and become allocated generally in the period in which debt service is actually paid.

Administrative Expenses

Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan may be paid by the Company or the Plan at the Company’s discretion.

Plan Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 1, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Revisions

Certain immaterial revisions have been made to the 2019 Statement of Net Assets Available for Benefits reclassifying the investment in Common Collective Trust Funds out of Mutual Funds. In addition certain immaterial revisions have been made to the Fair Value Measurements footnote (Note 8) for reclassifying common collective trusts and certain mutual fund investment accounts as Level 2 within the fair value hierarchy table that were previously disclosed Level 1 investments as the investments are valued at fair value using pricing models and inputs which are market based. These revisions did not have a significant impact on the financial statements or related footnotes.

Note 3 - Investments

The following is a summary of the Plan’s investment in the Company’s common stock at December 31, 2020 and 2019.

	2020		2019
	Allocated	Unallocated	Allocated	Unallocated
Shares of Company common stock
Number of shares	1,449,335	50,124	1,355,699	78,926
Cost	$31,611,891	$1,093,204	$27,563,853	$1,604,566
Appraised value	$74,278,419	$2,568,855	$79,308,392	$4,617,171

The following is a summary of participant-directed and nonparticipant-directed investments in company common stock at December 31, 2020 and 2019.

	Number of	Appraised
	Shares	Value
December 31, 2020
Participant-directed	665,891	$34,126,892
Nonparticipant-directed	833,568	42,720,382
	1,499,459	$76,847,274

December 31, 2019
Participant-directed	611,762	$35,788,101
Nonparticipant-directed	822,863	48,137,462
	1,434,625	$83,925,563

Note 4 - Net Assets of Nonparticipant-directed Investments

	2020	2019
Cash	$140,000	$—
Investments
Money market account	1,807,152	450,714
Company common stock	42,720,382	48,137,462
Total investments	44,527,534	48,588,176
Liabilities
Short term notes payable	360,000	1,016,000
Notes payable	2,290,534	3,460,208
Net assets	$42,017,000	$44,111,968

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments follows.

2020
Additions to Net Assets
Employer contributions	$3,309,274
Investment Income
Dividends on Company common stock	1,159,386
Interest income	3,268
Interest income on notes receivable from participants	32,594
Total investment income	1,195,248
Total additions	4,504,522
Deductions from Net Assets
Benefits paid to participants or their beneficiaries	1,766,595
Change in fair value of Company common stock	5,953,714
Interest expense	109,274
7,829,583
Additions less deductions	(3,325,061)
Transfers from Participant-directed Investments	1,230,093
Change in net assets	$(2,094,968)

Note 5 - Notes Payable

In 2010, the Plan entered into a $1,435,760 term loan agreement with the Company. The proceeds of the loan were used to purchase 35,894 shares of the Company’s common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over 10 years. The loan bears interest at a rate equal to The Wall Street Journal index, adjustable daily. This loan matured and was paid in full in 2020.

In 2011, the Plan entered into a $5,530,011 term loan agreement with the Company. The proceeds of the loan were used to purchase 140,892 shares of the Company’s common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over 10 years. The loan bears interest at a rate equal to The Wall Street Journal index, adjustable daily. The interest rate at December 31, 2020, was 3.25%.

In 2012, the Plan entered into a $2,887,500 term loan agreement with the Company. The proceeds of the loan were used to purchase 77,000 shares of the Company’s common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over 10 years. The loan bears interest at a rate equal to The Wall Street Journal index, adjustable daily. The interest rate at December 31, 2020, was 3.25%.

In 2019, the Plan entered into a $1,483,178 term loan agreement with the Company. The proceeds of the loan were to purchase 27,594 shares of the Company’s common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over 10 years. The loan bears interest at a rate equal to The Wall Street Journal index, adjustable daily. The interest rate at December 31, 2020, was 3.25%.

In 2019, the Plan entered a $1,016,000 unsecured note agreement with the Company. The proceeds of the loan were used for ordinary operating expenses and purposes incidental to the ordinary operation of the Plan. The note is due on demand and does not bear interest. Plan management believes that the loan complies with the requirements of Department of Labor Prohibited Transaction Class Exemption 80-26.

The scheduled amortization of the Plan’s four term notes payable for the next five years and thereafter is as follows:

2021	$889,267
2022	474,080
2023	185,330
2024	185,330
2025	185,330
Thereafter	371,197
$2,290,534

Note 6 - Contributions

The following is a summary of contributions to the Plan for the years ended December 31, 2020.

	Nonparticipant	Participant
	Directed	Directed	Total
December 31, 2020
Employer contributions	$3,309,274	$—	$3,309,274
Participant salary deferrals	—	3,664,222	3,664,222
Participant rollovers	—	4,258,107	4,258,107
Total participant contributions	—	7,922,329	7,922,329
Total contributions	$3,309,274	$7,922,329	$11,231,603

Note 7 - Parties-in-interest Transactions

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Administrative expenses of the Plan have been paid by the Plan Sponsor. The following is a summary of parties-in-interest balances at December 31, 2020 and 2019.

	2020	2019
Company common stock	$76,847,274	$83,925,563
Notes receivable from participants	686,102	707,476
Notes payable	2,650,534	4,476,208
BankPlus Money Market #049	—	450,714
BankPlus Wealth Mgmt Aggressive	6,347,202	5,049,230
BankPlus Wealth Mgmt Cons Growth	1,747,491	1,060,472
BankPlus Wealth Mgmt Conservative	1,212,699	337,293
BankPlus Wealth Mgmt Growth	9,779,928	8,309,821
BankPlus Wealth Mgmt Mod Growth	7,387,524	6,795,170

Note 8 - Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities that the Plan can access at the measurement date

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2020 and 2019.

	Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2020
Money market account	$1,807,152	$1,807,152	$—	$—
Mutual funds	35,041,998	8,567,154	26,474,844	—
Common collective trusts	5,394,915	—	5,394,915	—
Company common stock	76,847,274	—	—	76,847,274
December 31, 2019
Money market account	$450,714	$450,714	$—	$—
Mutual funds	28,850,537	7,298,551	21,551,986	—
Common collective trusts	3,199,900	—	3,199,900	—
Company common stock	83,925,563	—	—	83,925,563

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the years ended December 31, 2020 or 2019. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets measured at fair value on a nonrecurring basis. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 investments include money market accounts and mutual funds. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include Company common stock whose fair value is determined by an independent appraisal. The independent appraiser considers inputs such as general economic outlook, financial institution industry outlook, company history, company financial condition, the book value of company common stock, company earnings and dividend capacity, sales of company stock, and market prices of stock of other financial institutions whose stock is traded in a free and open market.

The independent appraisal uses the income approach and the market approach. The two approaches are then weighted to derive the fair market value. The valuation utilized a capitalization factor of 13.50 as of December 31, 2020 and a discount rate of 11.76% as of December 31, 2019, both of which are considered to be unobservable inputs.

Level 3 Reconciliation

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs.

BancPlus Corporation
Common Stock
2020
Balance, January 1	$83,925,563
Rollover of shares	3,225,491
Purchases	488,268
Distributions	(488,268)
Unrealized losses	(10,303,780)
Balance, December 31	$76,847,274

Realized and unrealized gains and losses in Company common stock and mutual funds, which are included in net increase in net assets available for benefits for the year ended December 31, 2020, are reported in change in fair value of Company common stock and net appreciation in fair value of mutual funds in the statements of changes in net assets available for benefits.

Note 9 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The outbreak of the novel coronavirus COVID-19, which was declared a pandemic by the World Health Organization on March 11, 2020, has led to adverse impacts on the U.S. and global economies. Economic uncertainties have arisen, which have resulted in significant volatility in the investment markets and may continue to impact the value of Plan assets. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

Supplemental Schedules

BancPlus Corporation
Employee Stock Ownership Plan
with 401(k) Provisions
EIN 64-0655312 PN 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Money Market Accounts
	Federated	Government Obligations Fund #5	$1,807,152	$1,807,152

	Mutual Funds
	American Funds	American Fds Europacific Growth	N/A	443,615
	Artisan International	Artisan International	N/A	29,502
*	BankPlus Wealth Management	BankPlus Wealth Mgmt Aggressive	N/A	6,347,202
*	BankPlus Wealth Management	BankPlus Wealth Mgmt Conservative	N/A	1,212,699
*	BankPlus Wealth Management	BankPlus Wealth Mgmt Cons Growth	N/A	1,747,491
*	BankPlus Wealth Management	BankPlus Wealth Mgmt Growth	N/A	9,779,928
*	BankPlus Wealth Management	BankPlus Wealth Mgmt Mod Growth	N/A	7,387,524
	Clearbridge Investments	ClearBridge Aggressive Growth	N/A	198,509
	Columbia Threadneedle Investments	Columbia Acorn International	N/A	109,860
	DoubleLine Funds	DoubleLine Total Return Bond	N/A	117,975
	Blackrock	Ishares MSCI EAFE Index Fund	N/A	148,537
	Invesco	Invesco Opp Developing Markets	N/A	226,240
	Invesco	Invesco Qqq Trust	N/A	1,114,498
	Loomis Sayles	Loomis Sayles Investment Grade Bond Fund	N/A	245,735
	Pimco	Pimco Income Fund	N/A	67,539
	Pimco	Pimco RAE PLUS	N/A	335,406
	Reliance Trust	Reliance Metlife Stable Value	N/A	5,394,915
	State Street	SPDR S&P 500	N/A	2,842,930
	Vanguard	Vanguard Inflation Protected Securities	N/A	68,718
	Vanguard	Vanguard Mid Cap ETF	N/A	1,356,428
	Vanguard	Vanguard MSCI Emerging Markets ETF	N/A	127,817
	Vanguard	Vanguard Small Cap ETF	N/A	923,908
	Vanguard	Vanguard Total Bond Market ETF	N/A	197,764
	Wisdom Tree	WisdomTree US MidCap Earnings ETF	N/A	12,173
	Total Mutual Funds			40,436,913

*	BancPlus Corporation common stock	1,499,459 shares	32,705,095	76,847,274

*	Notes receivable from participants, payable semimonthly	2/26/21-4/3/26
		3.75%-7.50%	N/A	686,102
	* - Denotes party-in-interest
	N/A - Cost information not required for participant-directed investments

BancPlus Corporation
Employee Stock Ownership Plan
with 401(k) Provisions
EIN 64-0655312 PN 001
Schedule H, Line 4j – Schedule of Reportable Transactions
Year Ended December 31, 2020

Current
					Expenses		Value of
					Incurred		Asset on
		Purchase	Selling	Lease	with	Cost of	Transaction	Net Gain or
Identity	Description	Price	Price	Rental	Transaction	Asset	Date	(Loss)
BankPlus	Money Market #049
	Purchases	$7,696,317	$—	$—	$—	$7,696,317	$7,696,317	$—
	Sales	—	6,335,757	—	—	6,335,757	6,335,757	—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned duly authorized.

BANCPLUS CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH CODE SECTION 401(K) PROVISIONS)

Date: June 23, 2021	/s/ Lisa McDaniel
Lisa McDaniel
First Vice President & HR Operations Director

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of the Independent Registered Public Accounting Firm - BKD, LLP